FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  15 December 2004


                         Commission File Number 000-02404





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Appointment of Auditors dated 15 December 2004



                                                                15 DECEMBER 2004


                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

                            APPOINTMENT OF AUDITORS

Baltimore is pleased to announce the appointment of BDO Stoy Hayward LLP as Auditors to the Company with immediate effect. KPMG were the Company's previous Auditors and elected not to renew their appointment. KPMG previously notified the Company that it had concerns around the Company's SEC obligations and its ability to meet those obligations in an increasingly highly regulated environment.

As previously announced, the Company intends to terminate its registration and status as a reporting company under the US Securities Exchange Act of 1934 if the Company's proposed share consolidation and termination of its ADR programme has the effect of reducing the number of the Company's shareholders resident in the United States to below 300.

Commenting on the appointment Chairman David Buchler said "KPMG has been the Company's auditors for several years and we thank them for their past endeavours. The new Board has decided to appoint a firm more appropriate to Baltimore's current size and we look forward to working with BDO Stoy Hayward".


                                    --ENDS--

Enquiries:

Bishopsgate Communications Ltd                                Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director




Date: 15 December 2004